CannLabs, Inc.

3888 E. Mexico Ave., Suite 202

Denver, CO 80210

September 22, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	CannLabs, Inc.
Form 8-K
Filed August 15, 2014
File No. 333-155318

Dear Mr. Reynolds:

CannLabs, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated September 12, 2014 (the “Comment Letter”), relating to the Commission’s comments regarding the Company’s Current Report on Form 8-K filed with the Commission on June 12, 2014 and subsequently amended on August 15, 2014 and September 12, 2014 (the “Form 8-K”). The Comment Letter indicates that the Company must respond within ten business days from the date thereof or inform the Staff of when the Company will provide a response. Per the phone conversation on September 22, 2014 between Sean Reid of Fox Rothschild LLP, outside counsel to the Company, and Adam F. Turk of the Staff, the Company respectfully requests additional time to respond to the Comment Letter. Mr. Turk requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly, and while the Company intends to respond sooner, the Company confirms that it will respond no later than October 2, 2014.

If you have any questions regarding the request made herein, please do not hesitate to call me at (303) 309-0105.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

CannLabs, Inc.

/s/ Scott McPherson
Scott McPherson
Chief Financial Officer